PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

May 15, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Seamus O'Brien

Re: PGIM ETF Trust Form N-1A

Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933; Amendment No. 37 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469 Investment Company Act Registration No. 811-23324

Dear Mr. O'Brien:

We filed through EDGAR on March 8, 2024, on behalf of PGIM ETF Trust the "Registrant"), Post-Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 37 under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each of PGIM Municipal Income Opportunities ETF and PGIM Ultra Short Municipal Bond ETF (the "Funds" and each a "Fund") as new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") conveyed by telephone to Debra Rubano of PGIM Investments LLC on April 18, 2024. For your convenience, a summary of the Staff's comments is included herein, and each Fund's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 37 (the "Amendment") to the Registrant's Registration Statement to be filed on or about June 20, 2024, pursuant to Rule 485(b) under the 1933 Act with effectiveness on June 21, 20241.

1Registrant intends to file Form 485BXT on May 21, 2024, to delay, until June 21, 2024, the effectiveness of the registration statement with respect to PGIM Municipal Income Opportunities ETF and PGIM Ultra Short Municipal Bond ETF only, filed as Post-Effective Amendment No. 36 on March 8, 2024, pursuant to Rule 485(a)(1). Post-Effective Amendment No. 36 was scheduled to become effective on May 22, 2024.

Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General (All Funds)

1.Comment: Where a comment is made with regard to disclosure in one location it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Registrant has applied all applicable comments across each Fund's Registration Statement.

2.Comment: Please include ticker information and finalize bracketed language prior to effectiveness.

Response: The Registrant has revised the disclosure accordingly.

PGIM Municipal Income Opportunities ETF

3.Comment: In the section entitled "Fund Fees and Expenses," where the disclosure states "except for certain expenses, including but not limited to, interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), and acquired fund fees and expenses" please also add the following disclosure "which are not reflected in the table and examples below" (emphasis added).

Response: The Registrant has revised the disclosure accordingly.

4.Comment: Supplementally confirm whether the management fee constitutes a "unitary management fee."

Response: The Registrant confirms that the Fund has a unitary management fee structure.

5.Comment: In the section entitled "Investments, Risks, and Performance," note that Item 4 requires disclosure for all principal investment strategies and risks. Please avoid catch all language such as "and also include other investments (including derivatives) with similar economic characteristics" at end of first paragraph.

Response: The Registrant has revised the disclosure to describe with more specificity the principal investments in instruments indicated by this phrase and, in particular, what specific types of derivatives the Fund will be investing in. Please see also Response to Comment No. 8 below.

6.Comment: In the section entitled "Principal Investment Strategies," please disclose whether the

Fund targets investments in municipal securities with specific credit ratings, as the disclosure in response to Item 9 of Form N-1A states that, under normal conditions, up to 30% of the Fund's investable assets may be invested in high yield municipal debt obligations. If this is a principal investment strategy, consider adding this disclosure in response to Item 4 of Form N-1A under

"Principal Investment Strategies" and "Principal Risks." To the extent the Fund invests in municipal securities of any credit rating, please disclose as well.

Response: The following disclosure that was included in response to Item 9 has been added in response to Item 4 of Form N-1A:

The Fund, under normal conditions, invests at least 70% of its investable assets in "investment grade" municipal debt obligations. Investment grade municipal debt obligations are bonds rated Baa3 or higher by Moody's Investors Service, Inc. ("Moody's"), or BBB- or higher by S&P Global Ratings ("S&P"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO"), and unrated debt obligations that the subadviser believes are comparable in quality.

The Fund, under normal conditions, may also invest up to 30% of its investable assets in high yield municipal debt obligations or junk bonds. High yield or junk bonds are rated Ba1 or lower by Moody's or BB+ or lower by S&P, or comparably rated by another NRSRO, and unrated debt obligations that the subadviser believes are comparable in quality. Lower-rated bonds tend to offer higher yields, but also offer greater risks, than higher-rated bonds.

The Registrant notes that the summary prospectus already includes corresponding "Junk Bonds Risk" disclosure.

7.Comment: Consider presenting "Principal Risks" in order of importance rather than alphabetically. After the most important risks are disclosed, the registration statement may then list remaining risks in alphabetical order.

Response: We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the

Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

8.Comment: Please tailor derivatives risk disclosure more specifically and not generally. If the Fund will use derivatives to hedge, please disclose which instruments will be used.

Response: In order to address the Staff's comment, the disclosure has been revised as follows: The Fund may invest in derivative instruments, including, but not limited to, futures,

forwards, options, swaps, and options on swaps, to try to enhance return or to try to reduce ("hedge") investment risks.

9.Comment: In the disclosure entitled "ETF Shares Trading Risk – No Guarantee of Active Trading Market Risk", in addition to what is noted, please also add that in time of market stress, market makers or Authorized Participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders and that this could in turn lead to wider bid/ask spreads and variances between the market prices of the Fund shares and the underlying value of those shares.

Response: The disclosure has been revised accordingly.

10.Comment: With regard to the disclosure in the investment strategy related to "Municipal Lease Obligations", please explain in plain English what a municipal lease obligation is and if it is a principal risk then please provide corresponding principal strategy disclosure, as necessary.

Response: The Registrant notes that disclosure included in response to Item 4 of Form N-1A includes a risk factor entitled "Municipal Lease Obligations" and that disclosure included in response to Item 9 describes a municipal lease obligation, which has been revised in response to the Staff's comment.

PGIM Ultra Short Municipal Bond ETF

11.Comment: In the section entitled "Principal Investment Strategies," consider moving the following disclosure so that it is stated right after the 80% policy: The term "investable assets" refers to the Fund's net assets plus any borrowings for investment purposes. The Fund's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions.

Response: The Registrant has revised the disclosure accordingly.

Statement of Additional Information

12.Comment: With respect to each Fund's fundamental investment policy regarding concentration, please confirm supplementally that the Funds will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund's compliance with its concentration policy.

Response: The Registrant acknowledges the SEC and its staff's guidance on the above- referenced issue and confirms that it would comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of a Fund's concentration policy.

*	*	*

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel